

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 29, 2010

VIA U.S. MAIL

Natalia Gaubina
Chief Executive Officer
Trade Link Wholesalers Inc.
300 Brickstone Square, Suite 201
Andover, Massachusetts 01810

Re: Trade Link Wholesalers Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 9, 2010
File No. 333-164488

Dear Ms. Gaubina:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The financial statements should be updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2. Please provide a currently dated signed consent from the independent registered public accounting firm in the amendment.

Risk Factors, page 7

3. Please include a risk factor discussing the fact that the funds held during pendency of the offering may be subject to creditors' claims.

Plan of Distribution, page 17

4. Please remove the language that "If any of the above material changes occur, a new offering may be made by means of a post-effective amendment" since post effective amendments may not be used to do a new offering.

Liquidity and Capital Resources, page 21

5. Please revise this section to provide sufficient detail about your near and long term capital sources and uses.

Our Business, page 24

6. Please revise to discuss your existing and planned relationship with wheel manufacturers.

Summary Compensation Table, page 2

7. We note your response to our prior comment number 18; however, we continue to believe that the amounts paid to Ms. Guabina should be reported in the Summary Compensation Table. Please note in this regard that all compensation paid to a principle executive officer "for all services rendered in all capacities to the registrant" must be reported under Item 402 of Regulation S-K. You may include an explanatory note regarding her consulting services arrangement.

Exhibit 5.1, filed January 22, 2010

8. Please revise to remove assumption (ii) or limit it to factual matters only.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 if you have any questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

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